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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-35372
CUSIP NUMBER 7997OY 105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sanchez Energy Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1000 Main Street, Suite 3000
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sanchez Energy Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period because of the Company’s inability to timely process the required financial information and related disclosures for such fiscal quarter prior to the filing deadline without unreasonable effort and expense. The Company is currently in discussions with certain of its bondholders and other stakeholders regarding a potential restructuring plan, including a potential financing. In light of the Company’s ongoing discussions with these stakeholders, as previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2019, on July 15, 2019, the Company elected to defer making an interest payment of approximately $35.2 million on the Company’s 6.125% Senior Notes due 2023 (the “6.125% Notes”).  The indenture governing the 6.125% Notes provides for a 30-day grace period, which expires on August 14, 2019, to make the scheduled interest payment before such non-payment constitutes an “event of default” under the indenture, which would entitle the trustee under such indenture or the holders of at least 25% in aggregate principal amount of the outstanding 6.125% Notes to accelerate the maturity thereof. In addition, such event of default would trigger events of default under the Company’s indenture governing its 7.75% Senior Notes due 2021 (the “7.75% Senior Notes”), the indenture governing its 7.25% Senior Secured First Lien Notes due 2023 (the “7.25% Senior Secured Notes” and, together with the 6.125% Notes and the 7.75% Senior Notes, the “Senior Notes”), and under the Company’s $25 million revolving credit agreement (the “Credit Agreement”).  Such events of default would have a material adverse effect on the Company’s liquidity, financial condition and results of operations.  If interest on the 6.125% Notes is not paid by the expiration of the grace period, approximately $2.3 billion in principal amount of indebtedness would immediately be reclassified to current liabilities and payment may be accelerated with respect to amounts due under our Senior Notes and Credit Agreement.  We do not expect to have sufficient liquidity to pay such amounts if due.  As a result, there would be substantial doubt regarding our ability to continue as a going concern.

The significant additional time and resources required to support the discussions with its bondholders and other stakeholders referred to above and the related administrative requirements associated with such discussions, and to also complete the Company’s financial statements and related disclosures at this time, which may be impacted by the outcome of these ongoing discussions and any related course of action pursued by the Company, if any, have resulted in the Company being unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense.

The Company is working diligently to complete its financial statements and related disclosures and anticipates that the Form 10-Q will be filed on or before the fifth calendar day following its prescribed due date, as permitted by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kirsten A. Hink	713	783-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the information set forth below are estimates, remain subject to change in connection with the completion of the Form 10-Q, and may differ from the results that are ultimately reflected in the financial statements to be included in the Form 10-Q when filed.

The Company currently estimates the three and six months ended June 30, 2019 will result in a net loss of approximately $53 million and $120 million, respectively, as compared to a net loss of approximately $35 million and $40 million, respectively, for the three and six months ended June 30, 2018.

The variance in net loss for the three months ended June 30, 2019 compared to the three months ended June 30, 2018 is primarily attributable to an approximate $64 million decrease in revenues largely associated with a decrease in oil, natural gas and natural gas liquids (“NGLs”) production resulting from natural declines in existing producing wells and a decrease in capital expenditures to drill and complete new wells along with a decrease in realized commodity prices, an approximate $19 million increase in general and administrative expenses primarily associated with legal, consulting and other professional fees incurred in connection with our evaluation of strategic alternatives, an approximate $9 million increase in operating costs and expenses associated with impairment of oil and natural gas properties, an approximate $9 million decrease in other income primarily associated with a decrease in the fair value of investments, an approximate $3 million increase in exploration expense, an approximate $84 million decrease in other expenses primarily associated with mark-to-market gains on commodity derivatives, and other insignificant fluctuations.

The variance in net loss for the six months ended June 30, 2019 compared to the six months ended June 30, 2018 is primarily attributable to an approximate $99 million decrease in revenues largely associated with a decrease in oil, natural gas and NGLs production resulting from natural declines in existing producing wells and a decrease in capital expenditures to drill and complete new wells along with a decrease in realized commodity prices, an approximate $17 million increase in general and administrative expenses primarily associated with legal, consulting and other professional fees incurred in connection with our evaluation of strategic alternatives, an approximate $8 million increase in depreciation, depletion and amortization (“DD&A”) related to an increase in the DD&A rate, an approximate $12 million increase in operating costs and expenses associated with impairment of oil and natural gas properties, an approximate $11 million decrease in other income primarily associated with a decrease in the fair value of investments, an approximate $4 million increase in exploration expense, an approximate $80 million decrease in other expenses primarily associated with a decrease in mark-to-market losses on commodity derivatives, and other insignificant fluctuations.

The foregoing statements are based on our current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates.  The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures.

Certain statements contained in this Form 12b-25, and certain statements contained in the Form 10-Q, will include “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this Form 12b-25 or in the Form 10-Q that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements relate to certain assumptions made based on management’s experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors we believe to be appropriate and reasonable. When used in this Form 12b-25 or in the Form 10-Q, words such as “will,” “potential,” “believe,” “estimate,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “plan,” “predict,” “forecast,” “budget,” “guidance,” “project,” “profile,” “model,” “strategy,” “future” or their negatives or the statements that include these words or other similar words that convey the uncertainty of future events or outcomes, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. The events anticipated by our forward-looking statements may not occur, and, if any of such events do, we may not have correctly anticipated the timing of their occurrence or the extent of their impact on our actual results.  Accordingly, you should not place any undue reliance on any of our forward-looking statements.  Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Sanchez Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2019	By	/s/ Kirsten A. Hink
Kirsten A. Hink
Senior Vice President and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).